UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 30, 2006

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	0-14669	06-1165854
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On May 30,2006, the Board of Directors of The Aristotle Corporation (the "Company") established a Special Committee of the Board of Directors (the "Special Committee") solely to evaluate the offer by Geneve Corporation ("Geneve") to acquire in a merger transaction (i) the outstanding shares of the Company's Common Stock not owned by Geneve for a cash price of $8.06 per share and (ii) all of the outstanding shares of Aristotle's Series I Preferred Stock for a cash price of $8.25 per share plus accrued and unpaid dividends to the closing date (the "Geneve Proposal"). The Special Committee, which is comprised of the Company's four independent directors, will review the Geneve Proposal and respond to Geneve.

A copy of the Company's related press release dated May 30, 2006 is being filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1 Press release issued by The Aristotle Corporation on May 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel and Secretary

Date: May 30, 2006

Exhibit 99.1 - Press release issued by The Aristotle Corporation on May 30, 2006

Exhibit 99.1

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

THE ARISTOTLE CORPORATION'S BOARD OF DIRECTORS ESTABLISHES SPECIAL COMMITTEE TO EVALUATE PROPOSAL FROM GENEVE CORPORATION

Stamford, CT, May 30, 2006 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today that its Board of Directors had established a Special Committee of the Board of Directors to evaluate the previously announced offer by Geneve Corporation to acquire in a merger transaction (i) the outstanding shares of Aristotle's Common Stock not owned by Geneve for a cash purchase price of $8.06 per share and (ii) all of the outstanding shares of Aristotle's Series I Preferred Stock for a cash price of $8.25 per share plus accrued and unpaid dividends to the closing date. The Special Committee, which is comprised of Aristotle's four independent directors, is authorized to act on behalf of the Board of Directors solely with respect to the Geneve proposal. The Special Committee will proceed in an orderly and timely manner to review Geneve's proposal and respond to Geneve.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, health care products and items for the agricultural, senior care and food industries. In addition, Aristotle offers medical simulators and manikins used for training in cardiopulmonary resuscitation and the fire and emergency rescue and patient care fields. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.2 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock with a stated value of $65.8 million. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at **www.aristotlecorp.net**.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

The statements in this release regarding Geneve's proposal involve a number of uncertainties and there can be no assurances that the proposed transaction or any other transaction will be approved or completed.